3-1-02

1123661

1-15152

02026510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __   No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re: SYNGENTA AG
Notice of Ordinary General Meeting

Filed herewith is a copy of the Notice of Ordinary General Meeting of Syngenta AG. The full text follows:

# # #

syngenta

Notice of the Ordinary General Meeting of Shareholders
23 April 2002, at 10.30 am, St. Jakobshalle, Basel, Switzerland

Agenda

1. **Approval of the Annual Report, the annual financial statements and the consolidated financial statements for the business year 2001**
   The Board of Directors proposes to approve the Annual Report, the annual financial statements and the consolidated financial statements for the business year 2001.

2. **Discharge of the members of the Board of Directors and the Executive Committee**
   The Board of Directors proposes to discharge the members of the Board of Directors and the Executive Committee.

3. **Appropriation of balance sheet profit and dividend decision 2001**
   The Board of Directors proposes to appropriate the balance sheet profit as follows:

Available earnings 2001	CHF 148 056 583
Distribution of a dividend of CHF 0.80 gross for the business year 2001 on 112 564 584 registered shares entitled to dividends	CHF – 90 051 667
Balance carried forward	CHF 58 004 916

4. **Elections to the Board of Directors**
   Proposal of the Board of Directors:
   a) Re-election of Messrs. Martin Taylor, Peter Thompson, Rolf Watter and Felix Weber, each for a 3-year term of office;
   b) Election of Mr. Pedro Reiser for a 1-year term of office;
   c) Election of Mr. Rupert Gasser for a 2-year term of office.

5. **Election of the Auditors and Group Auditors**
   The Board of Directors proposes to elect Ernst&Young AG as Auditors of Syngenta AG and as Group Auditors for the business year 2002.

The Annual Report is mailed to all ADR holders. The entire report is also published on the Internet at: www.syngenta.com.

Basel, 14 March 2002

On behalf of the Board of Directors of Syngenta AG
Heinz Imhof
Chairman

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By: ______________________

Name: Christoph Mäder

Title: General Counsel

By: ______________________

Name: Damian Heller

Title: Corporate Secretary

Date: March 15, 2002